UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory Note

On April 30, 2025, Chijet Motor Company, Inc. (the “Company”) was notified by The Nasdaq Stock Market (“Nasdaq”) that the Company’s application to transfer the listing of its class A ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market was approved. The Company’s securities began trading on o the Nasdaq Capital Market on May 2, 2025.

On May 7, 2025, the Company was notified by Nasdaq that the Company has regained compliance with Listing Rules 5450(b)(2&3)(C) and 5450(b)(2) (A) as required by the Nasdaq Hearings Panel’s decision on April 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer